

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2023

J. Christopher Douglas
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, Tennessee 37203

      Re: Healthcare Realty Trust Incorporated
          Form 10-K for the fiscal year ended December 31, 2022
          Filed March 1, 2023
          File No. 001-35568

Dear J. Christopher Douglas:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Real Estate & Construction